DANIEL W. HOUSER Vice President, Chief Financial Officer & Treasurer	Direct Phone: (386) 947-6832 Fax: (386) 947- 6684

May 5, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:       Comment Letter Dated April 9, 2008
            International Speedway Corporation
            Form 10-K for the fiscal year ended November 30, 2007
            Filed January 29, 2008
            File No. 000-02384

Commissioners and Staff:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the staff's comment and request for supplemental information are contained below and keyed to the numbered comment in the comment letter.

In the following responses, except where indicated otherwise, the terms "we," "our," "Company," and "ISC" shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comment and Request for Supplemental Information.

1.      As part of our financial reporting processes we consider qualitative and quantitative items which may indicate impairments of our goodwill, intangible assets, long-lived assets, and equity investments. Such items that we consider that could possibly indicate impairments include, but are not limited to:

  A significant adverse change in legal factors or in business climate;
  An adverse action or assessment by a regulator;
  Unanticipated competition;
  A loss of key personnel;
  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;
  The testing for recoverability under FASB 144 of a significant asset group within a reporting unit;
  Recognition of a goodwill impairment loss in the financial statements of a subsidiary or equity investment;
  Whether any portion of goodwill has been allocated to a business to be disposed of;
  A significant decrease in the market price of a long-lived asset (asset group);
  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;
  A significant adverse change in legal factors or business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;
  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);
  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group);
  A current expectation that, more-likely-than-not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life; and
  An impairment analysis performed by the equity investment investees that may indicate impairment or actual write-downs of long-lived assets, goodwill and other intangible asset by the investees.

With respect to our equity investment in Motorsports Authentics we disclosed the following in our November 30, 2007 Form 10-K:

On August 30, 2005, we partnered with SMI in a 50/50 joint venture, SMISC, which, through a wholly-owned subsidiary Motorsports Authentics, LLC, conducts business under the name Motorsports Authentics. Motorsports Authentics operates as an independent company with us and SMI as equal owners. Also on August 30, 2005, we announced that SMISC had entered into a definitive agreement dated August 29, 2005, to purchase the stock of Action Performance Companies, Inc. ("Action"). The acquisition was structured as a merger of a wholly-owned subsidiary of Motorsports Authentics, LLC into Action.

The acquisition of Action was completed on December 9, 2005, which resulted in an investment of approximately $124.6 million and was combined with the net assets and merchandising operations of Team Caliber, which Motorsports Authentics acquired on September 8, 2005. As a result of these acquisitions, Motorsports Authentics is now a leader in design, promotion, marketing and distribution of motorsports licensed merchandise. Motorsports Authentics has licenses for exclusive and non-exclusive distribution with teams competing in NASCAR and other major motorsports series. Its products include a broad range of motorsports-related die-cast replica collectibles, apparel, gifts and other memorabilia, which are marketed through a combination of mass retail, domestic wholesale, trackside, international and collector's club distribution channels.

The Action acquisition triggered an immediate search to fill key management positions at Motorsports Authentics including a new President and Chief Executive Officer, Senior Vice President of Sales and Chief Financial Officer. These positions were filled during fiscal 2006. As well, during fiscal 2006 Motorsports Authentics relocated their headquarters and certain operations from Phoenix, Arizona to Charlotte, North Carolina, which further impacted the retention of personnel. Motorsports Authentics made progress consistent with strategic plans for the business in fiscal 2006 and early fiscal 2007. However, in mid fiscal 2007 Motorsports Authentics started to fall behind its fiscal 2007 financial plan, which led to the Motorsports Authentics' Board of Managers to again pursue additional management changes. A new President and Chief Executive Officer was hired in June 2007 who had previously led the National Association for Stock Car Auto Racing's ("NASCAR") global licensing efforts and has more than 25 years of experience in sports business. The new CEO's thorough examination of the business situation during our third quarter of fiscal 2007 revealed the following issues:

  Sales initiatives in many channels were not being executed as planned;
  Significant inventory was held for NASCAR drivers and/or teams that would change team, car number, car manufacturer and/or sponsor affiliations for the 2008 season (including Motorsports Authentics' most prominent licensee) leading to a decrease in sales of existing inventory in fiscal 2007; and
  A change in the design of the car used in NASCAR's premier Cup Series rendered certain die cast tooling assets obsolete.

As disclosed in our quarterly filing for the period ended August 31, 2007, we noted the following:

Although Motorsports Authentics made significant progress towards integrating the companies and improving its business operations, in order to accelerate this improvement and more effectively position itself for long-term success it hired a new President and Chief Executive Officer in June 2007. Under this new leadership, Motorsports Authentics is making important changes to the business and is finalizing its plans for fiscal 2008. As a result of certain significant driver and team changes and other excess fiscal 2007 merchandise on-hand, Motorsports Authentics recognized a write-down of certain inventory and related assets in the third quarter of fiscal 2007.

Since the hiring of the new President and Chief Executive Officer, Motorsports Authentics has adopted strong disciplines in its business operations and made many important management team changes and additions. It hired a new Chief Financial Officer who has more than 25 years of financial and general management experience, including important expertise in turnaround situations. It has implemented several specific management strategies to streamline operations, including consolidating locations, reorganizing the management structure, and reducing headcount by more than 20%. These strategies have reduced costs while setting the stage for improvements in product development, sourcing, buying, inventory management and administration. As disclosed in Motorsports Authentics' November 30, 2007 financial statements which were included as an exhibit to our filing on Form 10-K:

In June 2007, the Company began a process of putting in place a new management team. This process was substantially completed in the fourth quarter of 2007. The new management team has substantially more experience in NASCAR and at running retail and consumer products goods businesses. The new management team has made changes in the structure of the business, has begun to implement business process improvements, and has implemented several cost reduction initiatives, which are expected to positively impact 2008. Additional opportunities exist for continued cost reductions throughout 2008.

The new management team at Motorsports Authentics evaluated and revised the long-term business plan and strategy in the fourth quarter of 2007 which coincided with its annual valuation and impairment testing of its goodwill and other indefinite lived intangible assets in accordance with SFAS 142. During this process the new management reevaluated its operations and plans that had been put in place under the previous management. As disclosed in Motorsports Authentics' November 30, 2007 audited financial statements which were included as an exhibit to our filing on Form 10-K:

During the Company's annual strategic planning process in the fourth quarter, the Company determined that the future cash flows of the business would be lower than originally forecast during the previous' year's strategic planning process. This was due to the under performance against plan during the current year. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted impairment tests under both SFAS 142 and 144 and recorded an impairment loss to write down the net assets of the business to fair value.

In the fourth quarter of 2007, the Company was notified by one of its licensors that they were closing down. Based on this event, the Company determined that this license had become impaired, and an impairment charge was taken to write off the remaining carrying amount of this license.

The valuation performed by Motorsports Authentics incorporated their longer range forecast and view of the company's operations and cash flows, was completed with the assistance of a reputable third-party independent appraisal entity and was reviewed by Motorsports Authentics' registered public accounting firm in connection with its fiscal year end audit. This valuation and resulting impairment reduced Motorsports Authentics' assets to their estimated fair value. When ISC recorded its equity in the loss of Motorsports Authentics, its investment was reduced as a result of the investee's inventory and related asset write-down charges in the third quarter of fiscal 2007 and the impairment charge in the fourth quarter of fiscal 2007, totaling approximately $12.4 million and $34.8 million, respectively.

While we were disappointed in the fiscal 2007 results from Motorsports Authentics, we continue to believe the sale of licensed merchandise represents a significant opportunity in the sport and are confident that the current management at Motorsports Authentics has developed a solid plan for the future. This includes Motorsports Authentics' focus on improving its processes, fine tuning its operations, reducing costs, evaluating and hiring top management talent, and rethinking and developing its business plan and strategy. As part of our equity investment in Motorsports Authentics, we hold positions on their Board of Managers and Audit Committee with representation proportionate to our 50% equity interest. We closely reviewed the inventory and asset write-downs in our third quarter of fiscal 2007 and the impairment charge taken by Motorsports Authentics in our fourth quarter of fiscal 2007. Additionally, we reviewed the revised cash flow projections for Motorsports Authentics taking into consideration all of the changes discussed above. As a result, we believe our equity investment in Motorsports Authentics, with a carrying value of $76.0 million at November 30, 2007, is not further impaired. We also believe the current fiscal 2008 and longer-term outlook of Motorsports Authentics' operations and cash flows further support our conclusion.

As disclosed in our most recent filing on Form 10-Q for our fiscal quarter ended February 29, 2008, we included the summary equity investment financial information and further disclosed the following:

We continue to believe the sale of licensed merchandise represents a significant opportunity in the sport and are confident that the current management at Motorsports Authentics has developed a solid plan for the future. Our 50.0 percent portion of Motorsports Authentics' results was equity in net income of approximately $1.8 million for the first fiscal quarter of 2008 as compared to equity in net loss of approximately $3.4 million for the same period of the prior year. While we are encouraged with the fiscal 2008 year-to-date results, this trend may not be indicative of the results for the year as the sale of licensed merchandise, like other areas of our business, is vulnerable to multiple risks including inclement weather and economic trends impacting consumer discretionary spending.

Part of the revenue increase in fiscal 2008 was generated by improved merchandise sales for certain drivers and other team changes announced to begin this racing season. Also contributing to improved results were more targeted apparel and novelty strategies, which resulted in reduced inventory. Motorsports Authentics is improving the profitability of specific distribution channels, such as the optimization of the number of merchandise trailers that travel to motorsports events weekends. On the cost side of the business the management team is ensuring the organization is resourced appropriately in relation to its current revenue opportunities. This includes both optimizing the number of employees, as well as hiring the best people for key positions. In addition, the implementation of more rigorous buying and inventory control systems is allowing Motorsports Authentics to better source and manage its inventory.

We will include the following disclosure in Note 1 to our audited consolidated financial statements, Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, in future filings:

 Equity Investments:

The Company's equity investments are evaluated for potential declines in their estimated fair value below carrying value. The Company follows the impairment provisions of Accounting Principles Board Opinion ("APB") No. 18 "The Equity Method of Accounting for Investments in Common Stock" when, in the opinion of management, estimated fair value declines below carrying value are considered to be "other-than-temporary," such equity investments are written-down to their estimated fair value and the amount written-down is recorded in earnings. In determining if a decline is other than temporary we consider such factors as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity affiliate, the near-term and longer-term operating and financial prospects of the affiliate and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

We will include the following disclosure related to fiscal 2007 in Note 6 to our audited consolidated financial statements, Equity Investments, in future filings:

Note 6 – Equity Investments:

The Company's Equity in Net Loss From Equity Investments for the fiscal year ended November 30, 2007, includes a net loss of $57.0 million, or $1.04 per diluted share, representing the Company's portion of the results from its 50.0 percent indirect interest in Motorsports Authentics' loss from operations. This net loss includes the Company's 50.0 percent share or approximately $12.9 million for reduction of inventory and related assets to estimated net realizable value, which includes the write-down of certain inventory and related assets due primarily to several NASCAR driver, team and sponsor changes, car manufacturer changes, other excess merchandise inventory and related assets no longer used for a certain product line. In addition the fiscal 2007 loss includes the Company's 50.0 percent share of Motorsports Authentics' impairment of goodwill, certain intangibles and other long-lived assets of approximately $34.8 million which reduced Motorsports Authentics' business net assets to estimated fair value. Motorsports Authentics' fiscal 2007 results also reflect a loss from the sale of certain discontinued operations and other nonrecurring adjustments. The Company's equity investment as of November 30, 2007 represents the company's best estimate of net realizable value at that date.

While the Company was disappointed in the fiscal 2007 results from Motorsports Authentics, it continues to believe the sale of licensed merchandise represents a significant opportunity in the sport and is confident that the current management at Motorsports Authentics has developed a solid plan for the future. This includes Motorsports Authentics' focus on improving its processes, fine tuning its operations, reducing costs, evaluating and hiring top management talent, and rethinking and developing its business plan and strategy. As part of the Company's equity investment in Motorsports Authentics, it holds positions on their Board of Managers and Audit Committee with representation proportionate to its 50.0 percent equity interest. We closely reviewed the inventory and asset write-downs in its third quarter of fiscal 2007and the impairment charge taken by Motorsports Authentics in its fourth quarter of fiscal 2007. Additionally, the Company reviewed the revised cash flow projections for Motorsports Authentics taking into consideration all the changes discussed above. As a result, the Company believes its equity investment in Motorsports Authentics, with a carrying value of approximately $76.0 million at November 30, 2007, is not further impaired. The Company also believes that the current fiscal 2008 and longer-term outlook of Motorsports Authentics' operations and cash flows further support our conclusion.

The Company periodically evaluates the carrying value of its investments in Motorsports Authentics to assess whether its investment is impaired. While the Company continues to review and analyze many factors that can impact Motorsports Authentics' business prospects in the future, the Company's analysis is subjective and is based on conditions existing at and trends leading up to the time the assumptions are made. If the fair value of the Company's equity investment in Motorsports Authentics declines below the carrying value, and this decline is determined by management to be other-than-temporary, the Company will be required to further reduce the equity investment to its fair value and recognize a non-cash charge against equity investments, which would also reduce shareholders' equity. Also, if Motorsports Authentics were to recognize impairments to its inventory, goodwill and other intangible assets or long-lived assets, the Company would recognize its 50.0 percent share of such impairment which could have a material adverse impact on its operations and financial position.

Conclusion

As noted above we will revise the disclosures provided in our future filings.  We have attempted to respond fully and completely to each of your comments and requests for supplemental information.  If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Daniel W. Houser

Daniel W. Houser